SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                          (Amendment No. __________ )*


                         Andean Development Corporation
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                                (Name of Issuer)


                   Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)


                                   033495409
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                                 (CUSIP Number)

                                   KANG Yihua
                                  President/CEO
                Ever-Glory Commercial Center, No. 33 Yudao Street
                         Nanjing, Jiangsu, China, 210007
                             Phone: +86 25 8448 1999
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                August 22, 2005
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 033495409


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     KANG Yihua
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO: Securities acquired in a stock-for-stock exchange.
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     People's Republic of China
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    6,319,246
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    6,319,246
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     6,319,246
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     60.12%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




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

Item 1.  Security and Issuer

This statement relates to the common stock, par value $0.0001 (the "Common Stock") of Andean Development Corporation, a Florida corporation (the
"Company"). The Company's principal executive offices are located at 17870 E Castleton Street, #335 City of Industry, CA 91748.

Item 2.  Identity and Background

         (a)      This statement is filed by Kang Yihua ("Reporting Person");

         (b) The address of the Reporting Person is Ever-Glory Commercial Center, No. 33 Yudao Street, Nanjing, China, 210007;

         (c)      The  Reporting  Person  is  the  Director,   President,  Chief
                  Executive Officer and Secretary of the Company;

         (d)      The Reporting Person has not, during the last five years, been
                  convicted  in  a  criminal   proceeding   (excluding   traffic
                  violations or similar misdemeanors);

         (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

         (f) The Reporting Person is a citizen of the People's Republic of China.

Item 3.  Source and Amount of Funds or Other Consideration

The shares of common stock were acquired in exchange for the Reporting Person's stock in Perfect Dream Limited ("Perfect Dream") pursuant to the Agreement and Plan of Reorganization between Perfect Dream, the Company and all of the stockholders of Perfect Dream. All of the issued and outstanding common stock of Perfect Dream, including the common stock of the Reporting Person, was exchanged for 7,673,325 shares of the Company's common stock.

Item 4.  Purpose of Transaction

The purpose of the acquisition of the shares of common stock reported herein by the Reporting Person was for investment and to effect the exchange transaction between Perfect Dream and the Company.

         (a) The Reporting Person has no present plans or proposals that relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) The Reporting Person has no present plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) The Reporting Person has no present plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) The Reporting Person has no present plans or proposals that relate to or would result in changing the number or term of directors or filling any existing vacancies on the board;

         (e) The Reporting Person has no present plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the issuer;

         (f) The Reporting Person has no present plans or proposals that relate to or would result in any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g) The Reporting Person has no present plans or proposals that relate to or would result in changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) The Reporting Person has no present plans or proposals that relate to or would result in causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) The Reporting Person has no present plans or proposals that relate to or would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) The Reporting Person has no present plans or proposals that relate to or would result in any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         (a) The Reporting Person is the beneficial and direct owner of an aggregate of 6,319,246 shares of common stock of the Company and has sole voting and investment power with respect thereto. The Company had 10,511,388 shares of common stock outstanding as of August 22, 2005. Based on that reported number of shares of common stock outstanding, the Reporting Person has beneficial ownership of approximately 60.12% of the outstanding shares of common stock.

         (b) The Reporting Person has sole power to vote or direct to vote and sole power to dispose or to direct the disposition of 6,319,246 shares of common stock.

         (c)      Not applicable.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

         (e)      Not applicable.



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

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described above, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 Agreement and Plan of Reorganization, dated as of July 29, 2005, by and among Andean Development Corporation, Perfect Dream Limited and Perfect Dream Stockholders (incorporated by reference to Exhibit 2.1 to Company's Current Report on Form 8-K (filing no. 000-28806) as filed with the Commission on August 24, 2005.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


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Date: August 25, 2005

 /s/ KANG Yihua
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KANG Yihua, President & CEO

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